                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (CORRECTIVE AMENDMENT NO. 3)

                               I.C.H. CORPORATION
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    44926L300
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 44926L300                                            Page 1 of 5 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

               The PNC Financial Services Group, Inc. (formerly, PNC Bank Corp.) 25-1435979

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Pennsylvania

         Number of Shares           5)  Sole Voting Power                    -0-

         Beneficially Owned         6)  Shared Voting Power              180,998

         By Each Reporting          7)  Sole Dispositive Power               100

         Person With                8)  Shared Dispositive Power             -0-

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        191,618*
                                                    *See the response to Item 6.

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                           [  ]

         11)  Percent of Class Represented by Amount in Row (9)              7.1

         12)  Type of Reporting Person   (See Instructions)                   HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (CORRECTIVE AMENDMENT NO. 3)

                               I.C.H. CORPORATION
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    44926L300
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  44926L300                                           Page 2 of 5 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

                  PNC Bancorp, Inc.   51-0326854

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Delaware

         Number of Shares           5)  Sole Voting Power                    -0-

         Beneficially Owned         6)  Shared Voting Power              180,998

         By Each Reporting          7)  Sole Dispositive Power               100

         Person With                8)  Shared Dispositive Power             -0-

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        191,618*
                                                    *See the response to Item 6.

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              See Instructions                                              [  ]

         11)  Percent of Class Represented by Amount in Row (9)              7.1

         12)  Type of Reporting Person   (See Instructions)                   HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (CORRECTIVE AMENDMENT NO. 3)

                               I.C.H. CORPORATION
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    44926L300
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 44926L300                                            Page 3 of 5 Pages

         1)  Names of Reporting Persons
             IRS Identification No. Of Above Persons

                  PNC Bank, National Association   22-1146430

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    United States

         Number of Shares           5)  Sole Voting Power                    -0-

         Beneficially Owned         6)  Shared Voting Power              180,998

         By Each Reporting          7)  Sole Dispositive Power               100

         Person With                8)  Shared Dispositive Power             -0-

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        191,618*
                                                    *See the response to Item 6.

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                           [  ]

         11)  Percent of Class Represented by Amount in Row (9)              7.1

         12)  Type of Reporting Person   (See Instructions)                   BK

                                                               Page 4 of 5 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1999:

(a)  Amount Beneficially Owned:                                  191,618 shares*
                                                    *See the response to Item 6.
(b)  Percent of Class:                                                       7.1

(c)  Number of shares to which such person has:
           (i)  sole power to vote or to direct the vote                     -0-
          (ii)  shared power to vote or to direct the vote               180,998
         (iii)  sole power to dispose or to direct the disposition of        100
          (iv)  shared power to dispose or to direct the disposition of      -0-


ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         A Final Amendment reflecting that each reporting person ceased to own beneficially more than 5% of the stock of the issuer was inadvertently filed on February 11, 2000.


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Of the total shares of Common Stock reported herein, 180,998 shares are held in Trust Accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which Lloyd I. Miller, Jr. was Grantor and for which PNC Bank, National Association serves as Trustee.
         Lloyd I. Miller, III has dispositive power with respect to these 180,998 shares of Common Stock held in the Trust Accounts pursuant to an Investment Advisory Agreement dated as of April 1, 1997 with PNC Bank, National Association, as Trustee and both parties have shared voting authority. Either party may terminate the Agreement on 30 days' prior written notice.


ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services
  Group, Inc. (formerly, PNC Bank Corp.) - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp,
Inc.)

                                                               Page 5 of 5 Pages

ITEM 10 - CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 31, 2000
-----------------------------
Date

By:  /s/ Robert L. Haunschild
-----------------------------
Signature - PNC Bank Corp.
Robert L. Haunschild, Senior Vice President and Chief Financial Officer
-----------------------------------------------------------------------
Name & Title


March 31, 2000
-----------------------------
Date

By: /s/ James B. Yahner
-----------------------------
Signature - PNC Bancorp, Inc.
James B. Yahner, Vice President
-------------------------------
Name & Title


March 31, 2000
-----------------------------
Date

By: /s/ Thomas R. Moore
-----------------------------
Signature - PNC Bank, National Association
Thomas R. Moore, Vice President and Secretary
---------------------------------------------
Name & Title


                     AN AGREEMENT TO FILE A JOINT STATEMENT
             WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 1.